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SEC
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MAY 2 9 2014

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23919

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/13 (MM/DD/YY) AND ENDING 03/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST HONOLULU SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 FORT STREET MALL, SUITE 950
(No. and Street)

HONOLULU (City) HI (State) 96813 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GREGORY KOWAL (808) 523-9422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LATHAM, DAVID E.
(Name – *if individual, state last, first, middle name*)

735 BISHOP STREET SUITE 432, (Address) HONOLULU (City) HI (State) 96813 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD
6/4/14

OATH OR AFFIRMATION

I, GREGORY KOWAL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST HONOLULU SECURITIES, INC., as of MARCH 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOLEEN M. ENGLISH NOTARY 96-123 PUBLIC STATE OF HAWAII

Signature

CHIEF EXECUTIVE OFFICER

Title

Notary Public STATE OF HAWAII

Joleen M. English, My Commission Expires: Oct. 10, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Doc. Date: May 27, 2014 **# Pages:** 14

Notary Name: Joleen M. English **First Circuit**

Doc. Description: SEC Annual Audited Rpt Form X-17A-5 Part III for First Honolulu Sec.Inc. YE 3/31/14

Notary Signature 5/27/14 Date

NOTARY CERTIFICATION

JOLEEN M. ENGLISH NOTARY 96-123 PUBLIC STATE OF HAWAII

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE: March 31, 2014

FIRST HONOLULU SECURITIES, INC.
(Name of Respondent)

900 Fort Street Mall, Suite 950, Honolulu, Hawaii 96813
(Address of principal executive office)

Gregory Kowal
Chief Executive Officer
First Honolulu Securities, Inc.
900 Fort Street Mall, Suite 950
Honolulu, Hawaii 96813
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

FIRST HONOLULU SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

YEAR ENDED MARCH 31, 2014

Contents

DAVID E. LATHAM
CERTIFIED PUBLIC ACCOUNTANT

Independent Auditor's Report

Board of Directors
First Honolulu Securities, Inc.

Report on the Financial Statements

I have audited the accompanying statement of financial condition of First Honolulu Securities, Inc. as of March 31, 2014, and the related statements of income, changes in stockholders' equity, changes of liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America. This includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

PACIFIC GUARDIAN CENTER • DILLINGHAM BLDG. • 735 BISHOP STREET • SUITE 432 • HONOLULU, HAWAII 96813-4820
PHONE (808) 521-5064 • FAX 521-5065 • E-MAIL: dave@davidelathamcpa.com

Opinion

In my opinion the financial statements referred to above present fairly, in all material respects, the financial position of First Honolulu, Securities, Inc. as of March 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

My audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on pages 11 thru 14 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on pages 11 thru 14 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information on pages 11 thru 14 fairly stated in all material respects in relation to the financial statements as a whole.

David E. Latham

DAVID E. LATHAM C.P.A.
Honolulu, Hawaii

May 23, 2014

FIRST HONOLULU SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2014

ASSETS

Current assets:		
Cash deposited in bank and on hand	$	28,437
Receivable from clearing broker		6,212
State franchise tax refund receivable		
Stock and bond inventory at market value		572,865
Accrued interest on bond inventory		9,426
Prepaid expenses		3,544
Total current assets		620,484
Property and equipment: Net of accumulated depreciation of $42,734		342
Other assets:		
Rental deposit		3,405
Total assets	**$**	**624,231**

LIABILITIES AND STOCKHOLDLERS' EQUITY

Current liabilities:		
Accounts payable and accrued expenses	$	2,143
Commissions payable		28,945
Loan payable to clearing broker		185,907
Total current liabilities		216,995
Stockholders' equity:		
Capital stock, $0.1 par value; 20,000 shares authorized; issued 11,000 shares, of which 6490 shares are in the treasury		1,100
Additional paid-in capital		56,665
Retained earnings		666,928
Less: Cost of treasury stock		(317,457)
Total stockholders' equity		407,236
Total liabilities and stockholders' equity	**$**	**624,231**

SEE NOTES TO FINANCIAL STATEMENTS

FIRST HONOLULU SECURITIES, INC.

STATEMENT OF OPERATIONS
YEAR ENDED MARCH 31, 2014

Revenues:		
Commissions and net investment gains and losses	$	769,368
Interest		41,589
		810,957
Expenses:		
Commissions, employee compensation and benefits		549,173
Interest		14,764
Depreciation		979
Rent		63,995
Legal fees		3,500
State excise tax		6,107
Other operating expenses		124,821
		763,339
Net income before income tax		47,618
California franchise tax		1,411
Net income	$	46,207

SEE NOTES TO FINANCIAL STATEMENTS

FIRST HONOLULU SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED MARCH 31, 2014

	Capital Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total Stock-holders' Equity
Balance at April 1, 2013	1,100	56,665	620,722	(317,457)	361,030
Net Income			46,207		46,207
Balance at March 31, 2014	$ 1,100	$ 56,665	$ 666,929	$ (317,457)	$ 407,237

SEE NOTES TO FINANCIAL STATEMENTS

FIRST HONOLULU SECURITIES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS YEAR ENDED MARCH 31, 2014

Balance, April 1, 2013	$ -0-
Balance, March 31, 2014	$ -0-

SEE NOTES TO FINANCIAL STATEMENTS

FIRST HONOLULU SECURITIES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED MARCH 31, 2014

Cash flows from operating activities:		
Cash received from customers	36,470,154	
Cash paid to suppliers and customers	(36,502,528)	
Interest received	37,151	
Net cash used by operating activities		$ 4,777
Net increase in cash and cash equivalents		4,777
Cash and cash equivalents at April 1, 2013		23,660
Cash and cash equivalents at March 31, 2014		$ 28,437

For purposes of the statement of cash flows, the company considers all highly liquid debt instruments (not inventory) with maturities of three months or less to be cash equivalents.

Reconciliation of Net Income to Net cash Used by Operating Activities

Net Income		$ 46,207
Adjustments to Net Income to Reconcile Net Income To Net Cash Provided by Operating Activities:		
Depreciation	979	
Increase in inventory and accrued interest	(156,748)	
Increase in accounts receivable	(3,030)	
Increase in prepaid expenses and other assets	(1,036)	
Increase in current liabilities	118,405	
Total adjustments		(41,430)
Net cash flows from operating activities		$ 4,777

SEE NOTES TO FINANCIAL STATEMENTS

FIRST HONOLULU SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED MARCH 31, 2014

1. Organization and Nature of Business.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is engaged primarily in the brokerage, investment advisory and asset management business in the State of Hawaii. As of August of 2011 the Company terminated its investment advisory and asset management business and gave up its investment advisory registration.

The Company promptly transmits all funds and delivers all securities received in connection with its activities as a broker-dealer, to its clearing broker, and does not otherwise hold funds or securities for, or owe money or securities to, customers. Accordingly, its minimum net capital requirement is $100,000. The firm changed its clearing broker during the month of March 2012 from Mesirow Financial, Inc. to RBC Capital Markets, LLC.

2. Significant Accounting Policies.

Basis of presentation:

The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could defer significantly from these estimates.

Material estimates that are particularly susceptible to significant change in the near-term relates to the determination of the value of marketable securities held in inventory. Marketable securities are valued at market values which can change substantially as the market reacts to changed circumstances. Management believes that such estimates have been appropriately established.

Date of management's review:

In preparing the financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through May 24, 2014, the date that the financial statements were available to be issued.

Security transactions:

Securities transactions in regular-way trades are recorded on the trade date with related commission income and expense reported on a trade date basis. Investment advisor fees are received quarterly and recognized as income on a quarterly basis.

Inventory:

Marketable bonds and securities are carried at market value, with unrealized gains and losses reflected in income, are held by the clearing broker, and are collateral for the margin loan from the clearing broker (see Note 1, Notes to Financial Statements).

Property, equipment and depreciation:

Property and equipment are stated at cost.

Depreciation of leasehold improvements, furniture and equipment is computed using the straight-line method over the estimated useful lives of the assets, ranging from four to five years. Depreciation is also provided under the modified accelerated cost recovery system (MACRS).

Income taxes:

There are no timing differences. Therefore, no deferred income taxes have been provided.

Cash and cash equivalents:

The Company considers all short-term investments with an original maturity of three months or less that are not required to be segregated under Federal or other regulations to be cash and cash equivalents.

Concentrations of credit risk:

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

3. Net Capital Requirements.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2014, the Company had net capital of $293,798, which was $193,798 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .74 to 1.

4. Leases.

The Company's office is in Honolulu, Hawaii. They had a lease for that office which expired on August 31, 2011. The Company is currently on a month to month status with no long term lease. The current monthly rent is $5,237. In addition to the basic rent, the Company pays other costs associated with their office such as utilities, maintenance, and excise tax.

5. Transfer of Stock Ownership.

If any stockholder during his lifetime shall desire to sell his shares of stock of the Company, the Company shall have the first right of exercise of the option to purchase the stocks, except that as to shares owned by any director of the Company, the restrictions and procedure shall not apply as to any transaction between any of the Directors. Upon the death of any stockholder, the Company shall purchase all, and not less than all, of the deceased stockholder's shares of stock of the Company then owned by such stockholder at book value.

6. Income Tax and Net Operating Loss Carryforward.

On April 1, 2013 the Company had a net operating loss carryforward of $438,705 for Federal income tax and $215,914 for the State of Hawaii. For the current year there was a net income of $40,700 for Federal tax purposes and $41,975 for Hawaii State franchise taxes. This resulted in a net operating loss carryforward as of March 31, 2014 of $401,256 for Federal income tax, and $173,939 for Hawaii. The loss carryforward may be used to offset future taxable income for the next fifteen years. The current year loss resulted in no Federal or Hawaii income tax expense for the year ended March 31, 2014. The State of California charges a minimum franchise tax of $800. This tax plus penalties and interest accounted for the franchise tax of $1,411.

The Company's tax filings are subject to audit by various taxing authorities. The Association's Federal income tax returns for the years ended March 31, 2012, 2013, and 2014 remain open to examination by the Internal Revenue Service; State Franchise tax returns for the same periods remain open to examination by the State of Hawaii. In evaluating the Company's tax provisions and accruals, the Company believes that its estimates are appropriate based on current facts and circumstances.

7. The Company was named in a lawsuit filed against one or their clients in a dispute over the ownership of a client account. The opinion of management and their legal counsel is that the lawsuit has no merit and that the risk of material loss from this action is remote. The firm paid a retainer of $3,500 to their lawyer to represent them in this matter and they believe that this will be sufficient to pay their legal fees until the case is resolved.

FIRST HONOLULU SECURITIES, INC

SUPPLEMENTAL INFORMATION

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
MARCH 31, 2014

Total capital (from Statement of Financial Condition)	$	407,237
Less: Leasehold improvements, furniture and equipment and other assets		7,292
Net capital before haircuts on securities positions	$	399,945
Haircuts on securities		106,147
Net Capital	$	293,798
Computation of basic net capital requirement:		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	14,466
Minimum dollar net capital	$	100,000
Net capital requirements (greater of above amounts)	$	100,000
Excess of net capital	$	193,798
Computation of aggragate indebtedness:		
Aggregate indebtedness	$	216,995
Percentage of aggregate indebtedness to net capital		74%

FIRST HONOLULU SECURITIES, INC.

SUPPLEMENTAL INFORMATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

MARCH 31, 2014

Credit balance in customers' security accounts	$	-0-
Debit balance		-0-
Reserve computation:		
Excess of total debts over total credits		None
Required deposit		None

There is no material difference between the corporation's computation included in Part II of Form X-17 A-5 as of March 31, 2014 and the computation presented.

FIRST HONOLULU SECURITIES, INC.

SUPPLEMENTAL INFORMATION

INFORMATION RELATING TO THE POSSESSION ON CONTROL REQUIREMENTS UNDER RULE 15c-3-3 MARCH 31, 2014

First Honolulu Securities, Inc. does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to customers and does not carry accounts of, or for, customers.

FIRST HONOLULU SECURITIES, INC.

SUPPLEMENTAL INFORMATION

STATEMENT PURSUANT TO RULE 17a5(d)(4)

FOR THE YEAR ENDED MARCH 31, 2014

Net capital per respondent's most recent X-17A-5, Part II	$	293,798
Adjustment for:		
Total Adjustments		-0-
Net capital per audited financial statements	$	293,798

DAVID E. LATHAM
CERTIFIED PUBLIC ACCOUNTANT

Board of Directors
First Honolulu Securities, Inc.
Honolulu, Hawaii

In planning and performing my audit of the financial statements of First Honolulu Securities, Inc. (the Company), as of and for the year ended March 31, 2014 in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities I did not review the practices and procedures followed by the Company in any of the following.

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13,

2. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on the timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness yet important enough to merit attention by those charged with governance.

PACIFIC GUARDIAN CENTER • DILLINGHAM BLDG. • 735 BISHOP STREET • SUITE 432 • HONOLULU, HAWAII 96813-4820
PHONE (808) 521-5064 • FAX 521-5065 • E-MAIL: dave@davidelathamcpa.com

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

DAVID E. LATHAM, C.P.A.
Honolulu, Hawaii

May 23, 2014